FOR IMMEDIATE RELEASE:	November 14, 2011	PR 11-26

Atna Resources Reports Third Quarter Earnings of $2.5 Million

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported unaudited interim financial results for the Company’s third quarter ended September 30, 2011. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the third quarter MD&A and Financials filed on SEDAR and EDGAR or it may be found on the Company’s website at www.atna.com.

Highlights for Third Quarter 2011:

•	Atna generated earnings of $2.5 million or $.02 per share in the third quarter of 2011.
•	The Briggs mine sold 9,695 ounces of gold for the quarter, a 26% increase over 2nd quarter results, to produce $16.6 million in gross revenue, a 41% increase over prior quarter revenue.
•	The Briggs mine produced $7.7 million in positive operating cash flow and $5.1 million of net income.
•
In September 2011, the Company closed its transaction with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to acquire PMC's 70% interest in the Pinson Mine, giving Atna 100 percent control. The acquisition gives Atna control of a high grade gold resource on the prolific Getchell gold belt of northern Nevada.

•	In September 2011, the Company closed a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition.
•	The Company is currently hiring personnel to staff the Pinson Mine project.
•	A 68 hole, 31,800 foot (9,700 meter) reverse circulation drilling program has been completed at Briggs with success in encountering increased gold resources and grades in the existing mine area.
•	A 15 hole, 8,880 foot (2,707 meters) reverse circulation drilling program was completed at the Reward Project, with successful results, justifying additional drilling.

Additional Highlights for Nine Months Ended September 30, 2011:

•	Atna generated earnings of $3.5 million or $0.03 per share for the nine months ended September 30, 2011.
•	Briggs produced $13.9 million in positive operating cash flow and $9.5 million of net income.

Third Quarter Financial Results:

For the three months ended September 30, 2011, Atna recorded net income of $2.5 million, or basic income per share of $0.02, on revenues of $16.6 million. This compares to a net loss of $1.9 million, or a basic loss per share of $0.02, on revenues of $7.5 million for the three months ended September 30, 2010. Cash balance at the end of the period was $10.6 million. Please see the following summarized table of financial balances and results.

Conference Call:

Management will host a conference call on Thursday, November 17, 2011, at 1:00 p.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #28093328.

A replay of the third quarter call will be available through 5:00p.m. Eastern on, November 21st, 2011, by dialing (800) 642-1687 or (706) 645-9291.  Please reference conference ID # 28093328.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Unaudited)

		September 30,	December 31,
BALANCE SHEETS		2011	2010

ASSETS
Current assets		$24,613,900	$22,433,600
Non-current assets		94,805,600	60,772,500

Total assets		$119,419,500	$83,206,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities		29,310,300	10,698,800
Notes payable - long term		1,788,800	2,406,600
Gold bonds, net of discount		4,335,900	6,781,000
Other non-current liabilities		8,824,400	6,183,100
Shareholders' equity		75,160,100	57,136,600

Total liabilities and shareholders’ equity		$119,419,500	$83,206,100

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
STATEMENTS OF OPERATIONS	2011	2010	2011	2010

Revenues	$16,597,400	$7,484,300	$37,560,500	$20,226,000
Cost of sales (excluding depreciation and amortization
for operations)	8,962,900	5,608,100	22,159,100	15,248,100
Depreciation (processed through cost of goods sold)	2,364,200	1,434,500	5,447,000	3,786,900
Depreciation (G&A only)	32,600	31,500	97,800	87,600
General and administrative	893,100	744,200	2,954,000	2,607,400
Exploration	224,300	339,900	515,200	913,800
Other expense, net	1,648,900	1,240,700	2,919,000	3,837,800

Net income (loss)	2,471,400	(1,914,600)	3,468,400	(6,255,600)

Comprehensive gain (loss)	1,168,300	15,300	1,155,300	(225,700)

Basic and diluted income (loss) per share	$0.02	$(0.02)	$0.03	$(0.08)

Basic weighted-average shares outstanding	106,240,860	83,332,045	102,262,292	83,316,217

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$4,555,000	$5,460,600	$9,593,200	$13,060,300
Net cash provided by (used in) operating activities	5,891,500	(1,943,600)	8,511,500	(5,714,300)
Net cash used in investing activities	(18,753,000)	(504,000)	(22,947,800)	(1,628,200)
Net cash provided by (used in) financing activities	18,912,600	(1,379,300)	15,450,900	(4,090,800)
Effect of exchange rate changes on cash	(18,900)	1,100	(20,600)	7,800

Cash and cash equivalents, end of the period	$10,587,200	$1,634,800	$10,587,200	$1,634,800